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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                              (Amendment No. ___)

                            Laboratorio Chile S.A.
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                           (Name of Subject Company)


                            Laboratorio Chile S.A.
                                  Jaime Bauza
                               Alberto Eguiguren
                                Neil Flanzraich
                              Phillip Frost, M.D.
                                 Arturo Garza
                               Jane Hsiao, Ph.D.
                                 Roberto Prego
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                      (Names of Persons Filing Statement)

                          Common Stock, no par value
                          American Depositary Shares
                 (Each Representing 20 Shares of Common Stock)
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                        (Title of Class of Securities)

                           (P6121Q106) Common Stock
                    (50540H104) American Depositary Shares
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                      (CUSIP Number of Class Securities)

                                Neil Flanzraich
                            Laboratorio Chile S.A.
                           Avenida Maraton, No. 1315
                                Santiago, Chile
                           (telephone) 562-365-5000

                                With Copies to:
   Laurie Green, Esq.                             Jose Maria Eyzaguirre, Esq.
   Kara L. MacCullough, Esq.                      Matias de Marchena, Esq.
   Akerman, Senterfitt & Eidson, P.A.             Claro y Cia.
   SunTrust International Center, 28th Floor      Apoquindo 3721 - 13th Floor
   One Southeast Third Avenue                     P.O. Box 1867
   Miami, Florida 33131-1714                      Postal Code 6760352
   (305) 374-5600                                 Santiago Chile
                                                  (56-2) 367 30 00

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  (Name address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

  Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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Item 1.   Subject Company Information.

The name of the subject company is Laboratorio Chile S.A., a Chilean corporation (the "Company"). The address of the principal executive offices of the Company is Avenida Maraton, No. 1315, Santiago, Chile; telephone 562-365-5000. The title of the class of equity securities to which this statement relates are: (i) shares of common stock, no par value of the Company (the "Shares") and (ii) American Depositary Shares of the Company ("ADSs"), with each ADS representing 20 shares of Common stock. As of July 30, 2001, there was 316,000,000 Shares outstanding and 3,149,026 ADSs outstanding.

Item 2.   Identity and Background of Filing Person.

(a) The name, address and telephone number of the Company, which is one of the persons filing this Statement, are set forth in Item 1 above. In addition to the Company, the following individuals, who together constitute the entire board of directors of the Company, are persons filing this Statement along with the
Company:

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1.   Jaime Bauza                                  5.  Arturo Garza
     c/o Laboratorio Chile S.A.                       c/o Laboratorio Chile S.A.
     Avenida Maraton No. 1315,                        Avenida Maraton No. 1315,
     Santiago, Chile                                  Santiago, Chile
     Telephone 562-365-5000                           Telephone 562-365-5000

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2.   Alberto Eguiguren                            6.  Jane Hsiao, Ph.D.
     c/o Laboratorio Chile S.A.                       c/o Laboratorio Chile S.A.
     Avenida Maraton No. 1315,                        Avenida Maraton No. 1315,
     Santiago, Chile                                  Santiago, Chile
     Telephone 562-365-5000                           Telephone 562-365-5000

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3.   Neil Flanzraich                              7.  Roberto Prego
     c/o Laboratorio Chile S.A.                       c/o Laboratorio Chile S.A.
     Avenida Maraton No. 1315,                        Avenida Maraton No. 1315,
     Santiago, Chile                                  Santiago, Chile
     Telephone 562-365-5000                           Telephone 562-365-5000

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4.   Phillip Frost, M.D.
     c/o Laboratorio Chile S.A.
     Avenida Maraton No. 1315,
     Santiago, Chile
     Telephone 562-365-5000

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(d) This Statement relates to the tender offer (the "U.S. Offer") disclosed in a
Schedule TO, dated July 31, 2001 (the "Schedule TO") of IVAX Holdings, C.I. (the "Purchaser"), a Cayman Islands company and a wholly-owned subsidiary of IVAX Corporation, a Florida corporation ("IVAX"), to purchase all outstanding ADSs and all outstanding Shares held by U.S. holders within the meaning of Rule 14d-1(d) of the Exchange Act, in each case not beneficially owned by IVAX or its affiliates, for cash at a price of US$1.25 per Share and US$25 per ADS, upon the terms and subject to the conditions set forth in the U.S.
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Offer to Purchase dated July 31, 2001 and any supplement thereto (the "U.S.
Offer to Purchase") and in the related ADS Letter of Transmittal and Form of Acceptance (which, together with the U.S. Offer to Purchase, are collectively referred to as the "U.S. Offer Documents"). The purchase price for the ADSs will be paid in U.S. dollars. The purchase price for the Shares will be paid in Chilean Pesos, calculated at Ch$629.00 per US$1.00, the Observed Exchange Rate used to calculate the purchase price paid in the Initial Tender Offer. Based on such exchange rate, the Chilean peso equivalent of the U.S. Offer price of $1.25 per Share is Ch$786.25. In Chile, Inversiones Glaciar I Limitada, a wholly-owned subsidiary of Ivax ("Inversiones Glaciar"), is seeking to acquire all Shares held by non-U.S. holders and any U.S. holders willing to tender therein, pursuant to an offer disclosed in El Mercurio de Santiago and Las Ultimas Noticias on July 30, 2001 (the "Chilean Offer" and together with the U.S. Offer, the "Offer").

The address of Ivax Holdings, C.I., is c/o Ivax Corporation, 4400 Biscayne Boulevard, Miami, Florida 33137 and the address of the principal executive offices of Ivax is 4400 Biscayne Boulevard, Miami, FL 33131. The telephone number at this address is 305-575-6000.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

(i) IVAX entered into an agreement, dated as of May 18, 2001 (the "Agreement to Tender"), with Comercial e Inversiones Portfolio Limitada and Inversiones Portfolio S.A. (collectively, "Portfolio" or the "Principal Shareholders"), which collectively held approximately 28% of the Shares (including shares represented byADSs of the Company. Pursuant to the Agreement to Tender, the Principal Shareholders voted their Shares in favor of certain amendments to the Company's bylaws and tendered all their Shares into the Initial Tender Offer (as defined below).

(ii) On May 31, 2001 IVAX, through the Purchaser and Inversiones Glaciar, commenced a tender offer (the "Initial Tender Offer") for all outstanding Shares and ADSs.

(iii) On June 4, 2001, the Company entered into a confidentiality agreement (the "Confidentiality Agreement") with IVAX pursuant to which IVAX agreed to treat confidentially any information relating to the Company to which IVAX may be given access by the Company and its representatives in connection with IVAX' due diligence of the Company.

(iv) On June 29, 2001 the Initial Tender Offer expired and on July 2, 2001, IVAX announced that the Initial Tender Offer was successful. IVAX acquired an aggregate of 314,795,539, or 99.6% of the Shares (including Shares represented by ADSs), in the Initial Tender Offer.

(v) On July 18, 2001 IVAX designated five of the seven members of the Company's Board of Directors and, as such, controls the Board. The five Board members designated by IVAX are: Neil Flanzraich, Phillip Frost, M.D., Arturo Garza, Jane Hsiao, Ph.D. and Roberto Prego. Mr. Flanzraich is the Vice Chairman and President of IVAX and Chairman of the Company, Dr. Frost is the Chairman of the Board of Directors and Chief Executive Officer of IVAX, Mr. Garza is the Director of Business Development for Latin America, Ms. Hsiao is the Vice Chairman-Technical Affairs, the Chief Technical Officer of IVAX and the Chief Executive Officer and President of DVM Pharmaceuticlas, Inc., IVAX' veterinary products subsidiary, and Mr. Prego is the Senior Executive for Latin America.

(vi) Pursuant to an agreement with the controlling shareholders of Portfolio, Asesorias e Inversiones Durham Ltda ("Durham") and Asesorias e Inversiones Duke Ltda. ("Duke"), two companies owned and controlled by Alberto Eguiguren, Chairman of the Board of Directors of the Company, received compensation when Portfolio transferred its shareholding in the Company to IVAX in the Initial Tender Offer.

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(vii) Mr. Jaime Bauza acted as advisor to Portfolio for purposes of the Initial
Tender Offer and, in such capacity, participated in the preliminary stages of the negotiations between Portfolio and IVAX (without having had any further participation in the final negotiations underlying the Initial Tender Offer) and, therefore, had a direct interest in the Initial Tender Offer.

Item 4.   The Solicitation or Recommendation.

(a)-(b) The Company's Board of Directors has been advised by Chilean counsel that Chilean law requires each member of the Board to express his individual opinion with respect to the convenience of the Offer for the Company's shareholders. Chilean law does not require each individual member of the Board to recommend that shareholders accept or reject the Offer. Furthermore, the Company has been informed by the Superintendencia de Valores y Sequros (the "SVS") that Chilean law only contemplates the delivery by each member of the Board of the reasoned opinion referred to above and does not contemplate that the Board of Directors of the Company may recommend acceptance or rejection of the Offer. Based on the information provided by the SVS, the Board of Directors has been advised by Chilean counsel that under Chilean law, the Board of Directors may not express an opinion and must remain neutral with respect to the Offer. Each individual member of the Board of Directors of the Company (identified in Item 2(a) of the Schedule 14D-9) has expressed in writing his or her reasoned opinion as to the convenience of the Offer for the Company's shareholders. Each member of the Company's board of directors, acting in his or her individual capacity, concluded on July 30, 2001 that the Offer is favorable for the Company's shareholders. The factors and reasons considered by each director are described in his or her opinion. English translations of the opinions delivered by each member of the Company's Board of Directors are attached as Exhibit (a)(1) to the Schedule 14D-9.

(c) Neither IVAX, the Purchaser nor Inversiones Glaciar intend to tender Shares or ADSs beneficially owned by them into the Offer. To the best of the Company's knowledge, the executive officers, directors and affiliates of the Company do not own any Shares or ADSs.

Item 5.   Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to holders of Shares or ADSs concerning the Offer.

Item 6.   Interest in Securities of the Subject Company.

Except as disclosed in Item 3(iv) and this Item 6, there have been no transactions in the Shares or the ADSs during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company's knowledge, any executive officer, director, affiliate or subsidiary of the filing persons. On July 16, 2001, IVAX acquired 30,000 Shares in a privately negotiated transaction for 786.25 pesos per Share.

Item 7.   Purposes of the Transaction and Plans or Proposals.

(a) Except as disclosed in this Item 7, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of the assets of the Company of any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

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(b)  Except as disclosed in this Item 7, there are no transactions, board resolutions, agreements in principle, signed contracts that have been entered into in response to the Offer that relate to one or more of the matters referred to in paragraph (a) of this Item 7.

At IVAX' request, the Company's Board of Directors called a meeting of the shareholders of the Company to approve the Company's ceasing to be subject to the requirements applicable to public companies in Chile and to amend the Company's bylaws (the "Bylaw Amendment") to provide that the amount of dividends, if any, to be paid to the Company's shareholders will be determined each year by the holders of a majority of the outstanding shares of the Company. The shareholders' meeting was held on July 30, 2001. Chilean law requires that two- thirds of the Company's shareholders vote in favor of the Company ceasing to be a public company. All of the Shares beneficially owned by IVAX or its affiliates were voted in favor of the Company ceasing to be a public company and in favor of the Bylaw Amendment. As a result, the Company has ceased to be a public company in Chile and IVAX will determine, in its sole discretion, the amount of dividends, if any, paid to the Company's shareholders each year. As the majority shareholder of the Company, IVAX has indicated that it does not currently intend to approve any payment of dividends to the Company's shareholders.

Item 8.   Additional Information.

Not applicable.

Item 9.   Exhibits.

99.1(a) English translations of the opinions delivered by each member of the Board of Directors of Laboratorio Chile S.A.

99.1(e) Agreement to Tender, dated May 18, 2001 (Incorporated by reference to the Form 8-K filed by IVAX Corporation on May 25, 2001).

99.2(e) Confidentiality Agreement, dated June 4, 2001, by and between Laboratorio Chile S.A. and IVAX Corporation.

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                                   SIGNATURE

After due inquiry and to the best of his knowledge and belief, each of the following persons certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2001

                                        LABORATORIO CHILE S.A.

                                       By: /s/ Hernan Pfeifer
                                           --------------------------
                                       Name:  Hernan Pfeifer
                                       Title: General Manager

/s/ Jaime Bauza
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Name: Jaime Bauza
Title: Director
Dated: July 30, 2001

/s/ Alberto Eguiguren                  /s/ Arturo Garza
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Name: Alberto Eguiguren                Name: Arturo Garza
Title: Director                        Title: Director
Dated: July 30, 2001                   Dated: July 30, 2001

/s/ Neil Flanzraich                    /s/ Jane Hsiao
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Name: Neil Flanzraich                  Name: Jane Hsiao, Ph.D
Title: Director                        Title: Director
Dated: July 30, 2001                   Dated: July 30, 2001

/s/ Phillip Frost, M.D.                /s/ Roberto Prego
----------------------------------     -------------------------------------
Name: Phillip Frost, M.D.              Name: Roberto Prego
Title: Director                        Title: Director
Dated: July 30, 2001                   Dated: July 30, 2001

                                       6
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                                 Exhibit Index
                                 -------------

Exhibits                 Description
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99.1(a)                  English translations of the opinions delivered by each
                         member of the Board of Directors of Laboratorio Chile
                         S.A.

99.2(e) Confidentiality Agreement, dated June 4, 2001, by and between Laboratorio Chile S.A. and IVAX Corporation.